PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

April 26, 2012

Mr. Christopher F. Chase
United States Securities and Exchange Commission
Washington D.C.20549

Re:  Puget Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 10, 2012
File No. 333-179212

Dear Mr. Chase,

I received your comments regarding Amendment No. 1 to Form S-1 for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Prospectus Summary, page 6

The Offering, page 7

1.           We note your revision to your duration of the offering disclosure on page 7.  Please further revise this disclosure to clearly state at the outset that the initial offering period is 180 days.

The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 180 days. At the discretion of our management, we may discontinue the Offering before expiration of the 180 day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period.

changed  to

The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC.  The initial Offering will be for 180 days.  At the discretion of our management, we may extend the Offering for up to 90 days following the expiration of the 180-day Offering period.

Use of Proceeds, page 17

2.           We have reviewed your response to comment 10 in our letter dated January 27, 2012 noting that you removed the two paragraphs from your filing.  Since it does not appear you actually removed the paragraphs indicated in your repsonse from the filing, we reissue our prior comment.  Please revise your disclosure to clarify what you mena by your statement on page 18 that if you are not successful in selling all 2,000,000 shares offered you will not be able to proceed with your “business plan” unless additional funds are raised. In doing so, consider defining the term “business plan” and explaining why an offering less than 100% does not enable you to proceed with your business plan.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

We apologize for not removing the paragraphs, we have now removed them:

Please see a detailed description of the use of proceeds in the “Plan of Operation” section of this Prospectus.

If the Company is not successful in selling all 2,000,000 shares within the prescribed 180 day period (which may be extended an additional 90 days in our sole discretion), then we will not be able to proceed with our business plan unless additional funds are raised in some other manner.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 20

Expenditures and Plan of Operation for the Remainder of Fiscal 2011, page 22

3.           We note that your table on page 22 indicated that the anticipated minimum amount of expenses for the next 12 months will be $29,580.  Since the minumum anticipated salesperson and general and administrative expense amounts appear to be $0 based on your use of proceeds table, please revise this table to reflect a minimum of $0 for those line items and to reflect a minimum total of $12,990.  Please also revise the title of his section to match the current fiscal period.

Expenditures and Plan of Operation for the Remainder of Fiscal 2011

We expect to incur the following expenses in the next 12 months in connection with our business operations:

Office set up:	$2,000-$4,000
Advertising/Marketing:	$2,000-$37,000
Website development	$2,090-$5,000
General administrative costs:	$4,590-$8,090
Hire a salesperson:	$12,000
Maintaining reporting status	$6,900
Total:	$29,580-$72,990

changed to:

Expenditures and Plan of Operation for the Remainder of Fiscal 2012

We expect to incur the following expenses in the next 12 months in connection with our business operations:

Office set up:	$2,000-$4,000
Advertising/Marketing:	$2,000-$37,000
Website development	$2,090-$5,000
General administrative costs:	$0-$8,090
Hire a salesperson:	$0 - 12,000
Maintaining reporting status	$6,900
Total:	$12,990-$72,990

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Liquidity and Capital Resources, page 23

4.           We have reviewed your response to comment 16 in our letter dated January 27, 2012 and your revised disclosures on page 23.  Since your offering is being completed on a “best-efforts” basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed in your filing.  Please revise your disclosure to address how the company intends to satisfy its liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and 100% offering levels.  Since your disclosure indicates you will not be able to implement your business plan if you sell less than 100% of the offered shares, you should focus your disclosure on how management intends to raise the necessary funds to implement your business plan under each offering scenario, including the expected methods of financing, the priority of financing alternatives, and the consequences of not obtaining additional financing.

Page 23:

Liquidity and Capital Resources

We are a development stage company with no operating history.  We have not generated any revenues.  Accordingly, there is no operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern.  We anticipate our company will experience substantial growth during the next two years.  This period of growth and the start-up of the business are likely to be a significant challenge to us.

Based on our budget shown above, we anticipate needing between $ 12,990 and $72,990 (depending on whether  25%, 50%, 75% or 100% offered shares sold)  to meet our requirements for operating needs for the 12 months of the estimated budget. Our current cash on hand will not allow us to commence operations.  However, no assurance can be given that we will be able to sale these percentages of shares.  Additionally, we will need to obtain financing in order to sustain our operations beyond the end of month 12.  We anticipate that our future cash needs will be approximately $50,000 for the twelve month period following the end of month 12, and we do not currently have any arrangements for financing such amount.  We anticipate obtaining such financing by way of public or private offerings of our debt and/or equity securities.  No assurance can be given that any financing, borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms in a timely fashion or even available at all. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

Even if we do complete the implementation of our business plan, we may not be able to generate sufficient revenues to become profitable.

Changed to:

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com
Liquidity and Capital Resources

We are a development stage company with no operating history.  We have not generated any revenues.  Accordingly, there is no operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern.  We anticipate our company will experience substantial growth during the next two years.  This period of growth and the start-up of the business are likely to be a significant challenge to us.

Based on our budget shown above, we anticipate needing between $ 12,990 and $72,990 (depending on whether  25%, 50%, 75% or 100% offered shares sold)  to meet our requirements for operating needs for the 12 months of the estimated budget. Our current cash on hand of $5,100 will not allow us to commence operations.  However, no assurance can be given that we will be able to sell these percentages of shares.  The following table outlines the amount of cash we will need to implement our business in scenarios where we raise 25%, 50%, 75% and 100% of the Offering and the expected expenses we will incur:

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
SHARES SOLD	500,000	1,000,000	1,500,000	2,000,000
GROSS PROCEEDS	$20,000	$40,000	$60,000	$80,000
TOTAL BEFORE EXPENSES	20,000	40,000	60,000	80,000
OFFERING EXPENSES
Legal and Accounting	5,500	5,500	5,500	5,500
Publishing/Edgarizing	500	500	500	500
Transfer Agent	1000	1000	1000	1000
SEC Filing fee	10	10	10	10
TOTAL OFFERING EXPENSES	7,010	7,010	7,010	7,010
NET AFTER OFFERING EXPENSES	12,990	32,990	52,990	72,990

EXPENDITURES(1)
Maintaining reporting status	6,900	6,900	6,900	6,900
Office set up	2,000	3,000	3,000	4,000
Web site development	2,090	3,500	4,000	5,000
Advertising/marketing	2,000	15,000	32,000	37,000
Hire Sales person	-	-	-	12,000
General administrative costs	-	4,590	7,090	8,090
	12,990	32,990	52,990	72,990

Net Remaining Balance	-0-	-0-	-0-	-0-

Additionally, if we are unable to generate revenues that are sufficient to fund our operations after the initial 12 month period, we will need to obtain financing in order to sustain our operations beyond the end of month 12.  We anticipate that our future cash needs will be approximately $50,000 for the twelve month period following the end of month 12, and we do not currently have any arrangements for financing such amount if revenue is not sufficient to cover operating costs.  We anticipate obtaining such financing by way of public or private offerings of our debt and/or equity securities.  No assurance can be given that any financing, borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms in a timely fashion or even available at all. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Even if we do complete the implementation of our business plan during the 12 months following the close of our offering, we may not be able to generate sufficient revenues to become profitable.

Certain Relationships and Related Transactions, page 34

5.           We note that the second paragraph under this subheading on page 34 indicates that there are no other related party transactions, but subsequent to this paragraph you disclose the existence of several loans from your director.  Please revise.

We have not entered into any other transaction, nor are there any proposed transactions, in which our directors and officers, or any significant stockholder, or any member of the immediate family of any of the foregoing, had or is to have a direct or indirect material interest.

Changed to:

Besides the purchase of shares as discussed above and the loans disclosed in the table below, we have not entered into any other transaction, nor are there any proposed transactions, in which our directors and officers, or any significant stockholder, or any member of the immediate family of any of the foregoing, had or is to have a direct or indirect material interest.

6.           Please revise your disclosure on page 34 to disclose that the loans made by your director are non-interest bearing.  We note that you have provided this disclosure in Note 5 to your financial statements, but you should also provide it here.  See Items 404(d) and 404(a)(5) of Regulation S-K.

The current balance of the loan outstanding to the director is $12,727.19.

Changed to:

The current balance of the loan outstanding to the director is $12,727.19.  The loan is non-interest bearing, due upon demand and unsecured.

Statements of Operations, page F-2

7.           Please revise the January 31, 2011 date in your inception to date column to read January 31, 2012.

The correction has been made to the Statements of Operations.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Statements of Cash Flows, page F-3

8.           We note that your statements of cash flows for the January 31, 2012 and 2011 quarterly periods do not appropriately reconcile the change in cash and cash equivalents during those periods.  We also note other errors, such as including an inventory cash outflow in operating activities despite no change in the inventory balance during the quarterly period.  Please revise your quarterly statements of cash flow as necessary.

The correction has been made to the Statements of Cash Flow.

Related Party Transactions, page F-6

9.           Your table within this footnote indicates you repaid a $5,000 loan on January 2, 2012.  If this repayment date is not correct, please revise the date throughout the filing.  If the repayment date is correct, please provide us with a rollforward of your related party notes payable for the January 31, 2012 quarterly period.

We have corrected the date to 11/02/11 in the table in both the Notes to the Financial Statements for January 31, 2012 and in the Registration Statement under the section Certain Relationships and Related Transactions.

Report of Independent Registered Public Accounting Firm, page F-9

10.           We have reviewed your response to comment 22 in our letter dated January 27, 2012.  As previously requested, please ensure that your auditor changes the reference to December in the opinion paragraph to read October.  In the opening paragraph, please reference the Statement of Operations as opposed to the statements of equity and deficit.

The Independent Registered Accounting firm has revised their audit report and the new audit report has been included in the amendment.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated April 20, 2012.  However, we will provide further information upon request.

Sincerely,

/s/ Andre Troshin
Andre Troshin
President & Director